FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

National Westminster Bank Plc
Results for the year ended 31 December 2009

National Westminster Bank Plc ('NatWest') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'parent company', 'RBS' or the 'Royal Bank') and its ultimate parent company is The Royal Bank of Scotland Group plc (the 'ultimate parent company' or 'RBSG'). The 'Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate parent company and its subsidiary and associated undertakings.

Financial review

Operating profit
Operating profit before tax was £1,129 million compared with £1,140 million in 2008. The results reflect an improvement in income from trading activities and lower operating expenses offset by a significant increase in impairment losses, reflecting the continuing deterioration in economic conditions.

Total income
Total income was up 20% to £9,274 million, benefiting from favourable trading conditions, principally in the UK Retail and Global Banking & Markets (GBM) divisions.

Net interest income
Net interest income decreased by 41% to £3,197 million
primarily reflecting the pressure on liability margins, with rates on many deposit products at floors in the low interest rate environment and strong competition, particularly for longer term deposits and the build up of the Group's liquidity portfolio.

Non-interest income

Non-interest income increased to £6,077 million
from £2,307 million in 2008 largely reflecting the sharp improvement in income from trading activities, as improved asset valuations led to lower credit market losses and GBM benefited from the restructuring of its business to focus on core customer franchises. The Group also recorded a gain of £381 million on a liability management exercise to redeem a number of upper Tier 2 securities.

Other operating income increased to £1,404 million from £81 million in 2008 largely reflecting a substantial increase in dividend income and profit on sale of subsidiaries and associates.

Operating expenses
Operating expenses decreased to £4,006 million from £5,202 million in 2008.
Integration and restructuring costs were £150 million compared with £42 million in 2008.  Other operating expenses were £3,856 million compared with £5,160 million in 2008.

Cost:income ratio
The Group's cost:income ratio was 43.2% compared with 67.5% in 2008.

Impairment losses
Impairment losses were £4,139 million compared with £1,362 million in 2008, with Core bank impairments rising by £1,309 million and Non-Core by £1,468 million. In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment. Non-Core impairment losses increased substantially, particularly across the corporate and property sectors.

Capital and capital ratios
During the year NatWest issued 935 new ordinary shares of £1 each to the parent company at £1 million per share. Capital ratios at 31 December 2009 were 8.7% (Core Tier 1), 10.1% (Tier 1) and 13.4% (Total).

Condensed consolidated income statement
for the year ended 31 December 2009

	2009	2008
	£m	£m

Interest receivable	6,451	12,373
Interest payable	(3,254)	(6,976)

Net interest income	3,197	5,397

Fees and commissions receivable	4,079	4,367
Fees and commissions payable	(1,241)	(1,178)
Income/(loss) from trading activities	1,454	(963)
Gain on redemption of own debt	381	-
Other operating income	1,404	81

Non-interest income	6,077	2,307

Total income	9,274	7,704
Operating expenses	(4,006)	(5,202)

Profit before impairment losses	5,268	2,502
Impairment losses	(4,139)	(1,362)

Operating profit before tax	1,129	1,140
Tax credit/(charge)	5	(599)

Profit for the year	1,134	541
Minority interests	-	(93)

Profit attributable to ordinary shareholders	1,134	448

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2009

	2009	2008
	£m	£m

Profit for the year	1,134	541

Other comprehensive income:
Available-for-sale financial assets	43	(51)
Cash flow hedges	(42)	(36)
Currency translation	(795)	1,978
Tax on other comprehensive income	(2)	20

Other comprehensive (loss)/ income for the year, net of tax	(796)	1,911

Total comprehensive income for the year	338	2,452

Attributable to:
Minority interests	(41)	105
Ordinary shareholders	379	2,347

	338	2,452

Condensed consolidated balance sheet
at 31 December 2009

	2009	2008
	£m	£m

Assets
Cash and balances at central banks	1,805	1,285
Loans and advances to banks	133,230	66,234
Loans and advances to customers	164,403	198,267
Debt securities	34,789	35,993
Equity shares	966	1,129
Settlement balances	4,573	4,117
Derivatives	4,470	8,895
Intangible assets	748	815
Property, plant and equipment	3,300	1,970
Deferred taxation	568	496
Prepayments, accrued income and other assets	1,876	2,018

Total assets	350,728	321,219

Liabilities
Deposits by banks	61,433	53,633
Customer accounts	227,463	200,384
Debt securities in issue	11,470	17,212
Settlement balances and short positions	16,944	13,091
Derivatives	4,314	8,066
Accruals, deferred income and other liabilities	3,827	4,032
Retirement benefit liabilities	512	1,198
Deferred taxation	285	46
Subordinated liabilities	8,999	10,099

Total liabilities	335,247	307,761

Equity:
Minority interests	1,282	1,323
Shareholders' equity
Called up share capital	1,678	1,678
Reserves	12,521	10,457

Total equity	15,481	13,458

Total liabilities and equity	350,728	321,219

Commentary on condensed consolidated balance sheet

Total assets of £350.7 billion at 31 December 2009 were up £29.5 billion, 9%, compared with 31 December 2008, principally reflecting higher lending to banks partially offset by substantial repayments of customer loans and advances as corporate customer demand fell and corporates looked to deleverage their balance sheets.

Loans and advances to banks increased by £67.0 billion, 101%, to £133.2 billion reflecting higher reverse repurchase agreements and stock borrowing ('reverse repos'), up £3.4 billion, 88% to £7.3 billion and higher bank placings, up £63.6 billion, 102%, to £125.9 billion.

Loans and advances to customers were down £33.9 billion, 17%, at £164.4 billion. Within this, reverse repos increased by 91%, £4.7 billion to £9.9 billion. Excluding reverse repos, lending declined by £38.6 billion, 20% to £154.5 billion.

Debt securities decreased by £1.2 billion, 3%, to £34.8 billion principally due to lower holdings in Global Banking & Markets and Non-Core.

Settlement balances were up £0.5 billion, 11%, to £4.6 billion as a result of increased customer activity.

Movements in the value of derivative assets, down £4.4 billion, 50%, to £4.5 billion, and liabilities, down £3.8 billion, 47%, to £4.3 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Deposits by banks increased by £7.8 billion, 15% to £61.4 billion due to a decrease in repurchase agreements and stock lending ('repos'), down £1.4 billion, 12%, to £10.6 billion and increased inter-bank deposits, up £9.2 billion, 22% to £50.8 billion.

Customer accounts were up £27.1 billion, 14%, to £227.5 billion.  Within this, repos increased £12.9 billion, 54% to £36.9 billion. Excluding repos, deposits increased by £14.2 billion, 8%, to £190.6 billion.

Debt securities in issue were down £5.7 billion, 33% to £11.5 billion mainly as a result of movements in exchange rates, together with reductions in
Global Banking & Markets and Non-Core.

Settlement balances and short positions were up £3.9 billion, 29%, to £16.9 billion as a result of increased customer activity.

Subordinated liabilities were down £1.1 billion, 11% to £9.0 billion, reflecting the issue of dated loan capital of £1.0 billion more than offset by the redemption of £0.7 billion undated loan capital and £0.9 billion dated loan cap ital, together with the effect of exchange rate movements and other adjustments, £0.5 billion.

Shareholders' equity increased by £2.1 billion, 17%, to £14.2 billion.
The issue of ordinary shares to the parent company raised
£0.9 billion in addition to capital contributions of £0.8 billion.
Exchange rate and movements of £0.7 billion were partly offset by the attributable profit for the year, £1.1 billion.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2009

	2009	2008
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning of year	1,291	1,291
Ordinary shares issued during the year	935	-

At end of year	2,226	1,291

Available-for-sale reserve
At beginning of year	(18)	23
Unrealised gains/(losses) in the year	78	(54)
Realised (gains)/losses in the year	(35)	3
Taxation	(9)	10

At end of year	16	(18)

Cash flow hedging reserve
At beginning of year	30	56
Amount recognised in equity during the year	(5)	-
Amount transferred from equity to earnings in the year	(37)	(36)
Taxation	7	10

At end of year	(5)	30

Foreign exchange reserve
At beginning of year	1,900	(66)
Retranslation of net assets	(805)	1,966
Foreign currency gains on hedges of net assets	51	-

At end of year	1,146	1,900

Other reserves
At beginning and end of year	614	614

Retained earnings
At beginning of year	6,640	7,192
Profit attributable to ordinary shareholders	1,134	448
Ordinary dividends paid	-	(1,000)
Capital contribution	750	-

At end of year	8,524	6,640

Shareholders' equity at end of year	14,199	12,135

Condensed consolidated statement of changes in equity
for the year ended 31 December 2009
(continued)

	2009	2008
	£m	£m

Minority interests
At beginning of year	1,323	1,314
Currency translation adjustments and other movements	(41)	12
Profit attributable to minority interests	-	93
Dividends paid	-	(94)
Equity raised	-	70
Equity withdrawn and disposals	-	(72)

At end of year	1,282	1,323

Total equity at end of year	15,481	13,458

Total comprehensive income recognised in the statement of changes in equity is attributable as follows:
Minority interests	(41)	105
Ordinary shareholders	379	2,347

	338	2,452

Condensed consolidated cash flow statement
for the year ended 31 December 2009

	2009	2008
	£m	£m

Operating activities
Operating profit before tax	1,129	1,140

Adjustments for non-cash items	4,952	(3,823)

Net cash inflow/(outflow) from trading activities	6,081	(2,683)
Changes in operating assets and liabilities	58,112	(22,841)

Net cash inflow/(outflow) from operating activities before tax	64,193	(25,524)
Income taxes paid	(1,092)	(331)

Net cash flows from operating activities	63,101	(25,855)

Net cash flows from investing activities	(1,545)	190

Net cash flows from financing activities	899	1,213

Effects of exchange rate changes on cash and cash equivalents	(3,010)	8,338

Net increase/(decrease) in cash and cash equivalents	59,445	(16,114)
Cash and cash equivalents at beginning of year	50,075	66,189

Cash and cash equivalents at end of year	109,520	50,075

Notes

1. Basis of preparation
The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis.  They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2009, approved on 24 February 2010, which were prepared on a going concern basis.

2. Accounting policies
The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB as adopted by the European Union ("EU") (together "IFRS"). The Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

IAS 1 (Revised 2007)
Presentation of Financial Statements
has introduced a number of changes in the format and content of the Group's financial statements including a statement of changes in equity (showing the components of changes in equity for the period) as a primary financial statement and a statement of comprehensive income immediately following the income statement.

The Group has adopted
Improving Disclosures about Financial Instruments
(Amendments to IFRS 7
Financial Instruments: Disclosures).
These amendments expand the disclosures required about fair value measurement and liquidity risk.

The Group has extended its accounting policy on derecognition to cover the redemption or settlement of issued debt:

On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement.  The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt.  The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

There are a number of other changes to IFRS that were effective from 1 January 2009.  They have had no material effect on the Group's financial statements.

Notes
(continued)

3. Loan impairment provisions
Operating profit is stated after charging loan impairment losses of £4,115 million (2008 - £1,351 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2009 from £2,926 million to £5,674 million, and the movements thereon were:
	2009	2008
	£m	£m

At beginning of year	2,926	2,340
Currency translation and other adjustments	2	65
Amounts written-off	(1,171)	(792)
Recoveries of amounts previously written-off	48	62
Charged to the income statement	4,115	1,351
Unwind of discount	(246)	(100)

At end of year	5,674	2,926

The provision for impairment losses at 31 December 2009 includes £9 million (2008 - £2 million) relating to loans and advances to banks.

Impairment losses charged to the income statement comprise:
	2009	2008
	£m	£m

Loan impairment losses	4,115	1,351
Impairment of equity shares	24	11

Impairment losses	4,139	1,362

4. Taxation
The actual tax (credit)/charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 28% (2008 - 28.5%) as follows:

	2009	2008
	£m	£m

Profit before tax	1,129	1,140

Expected tax charge at 28% (2008 - 28.5%)	316	325
Non-deductible goodwill impairment	-	165
Other non-deductible items	70	78
Non-taxable items:
- gain on redemption of own debt	(107)	-
- other	(203)	(32)
Taxable foreign exchange movements	(101)	149
Group relief at non-standard rates	(140)	(16)
Foreign profits taxed at other rates	266	(1)
Increase in deferred tax asset following change in the rate of UK corporation tax	-	(2)
Unutilised losses brought forward and carried forward	5	7
Adjustments in respect of prior periods	(111)	(74)

Actual tax (credit)/charge	(5)	599

Notes
(continued)

5.  Segmental analysis
Following a comprehensive strategic review, changes have been made to the Group's operating segments in 2009. A Non-Core division has been created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Business Services (formerly Group Manufacturing) is no longer reported as a separate division and its costs are now allocated to the customer-facing divisions. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth). Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking form part of Non-Core. The segment measure is now Operating profit/(loss) before tax which differs from Contribution used previously; it excludes certain infrequent items. Comparative data have been restated accordingly.

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group.

	2009			2008
	External	Inter segment	Total	External	Inter segment	Total
Total revenue	£m	£m	£m	£m	£m	£m

UK Retail	2,396	10	2,406	4,143	7	4,150
UK Corporate	1,669	2	1,671	3,203	1	3,204
Wealth	1,014	63	1,077	1,691	87	1,778
Global Banking & Markets	1,936	292	2,228	1,375	1,029	2,404
Global Transaction Services	1,680	-	1,680	1,660	-	1,660
Ulster Bank	1,703	5	1,708	3,233	277	3,510
Central items	1,724	287	2,011	(1,250)	837	(413)

Core	12,122	659	12,781	14,055	2,238	16,293
Non-Core	1,266	679	1,945	1,803	286	2,089

	13,388	1,338	14,726	15,858	2,524	18,382
Elimination of intra-group transactions	-	(1,338)	(1,338)	-	(2,524)	(2,524)

	13,388	-	13,388	15,858	-	15,858
Reconciling items
Gain on redemption of own debt	381	-	381	-	-	-

	13,769	-	13,769	15,858	-	15,858

Notes
(continued)

5.  Segmental analysis
(continued)

	2009	2008
	£m	£m

Operating (loss)/profit before tax
UK Retail	(65)	1,021
UK Corporate	627	1,114
Wealth	208	282
Global Banking & Markets	427	104
Global Transaction Services	481	547
Ulster Bank	(280)	331
Central items	605	(1,098)

Core	2,003	2,301
Non-Core	(1,627)	(396)

	376	1,905
Reconciling items
Amortisation of purchased intangible assets	(12)	(7)
Integration and restructuring costs	(150)	(42)
Gain on redemption of own debt	381	-
Gains on pension schemes curtailment	544	-
Bonus tax	(10)	-
Write-down of goodwill and other intangible assets	-	(716)

	1,129	1,140

	31 December 2009	31 December 2008
	£m	£m

Total assets
UK Retail	19,932	51,038
UK Corporate	45,111	46,312
Wealth	31,993	29,834
Global Banking & Markets	143,163	88,882
Global Transaction Services	5,422	6,653
Ulster Bank	47,156	53,056
Central items	18,471	2,712

Core	311,248	278,487
Non-Core	39,480	42,732

	350,728	321,219

Notes
(continued)

6. Ordinary dividends
	2009	2008
	£m	£m

Ordinary dividends paid to the parent company	-	1,000

RBS Group has undertaken that, unless otherwise agreed with the European  Commission, neither the ultimate parent company nor any of its direct or indirect subsidiaries will pay external investors any dividends or coupons on existing hybrid capital instruments (including upper and lower tier 2 instruments) from a date starting not later than 30 April 2010 and for a period of two years thereafter ("the deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

7. Contingent liabilities and commitments

	2009	2008
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	2,494	2,609
Other contingent liabilities	2,241	2,654

	4,735	5,263

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	57,199	67,387
Other commitments	397	709

	57,596	68,096

Additional contingent liabilities arise in the normal course of the Group's business.  It is not anticipated that any material loss will arise from these transactions.

Notes
(continued)

8. Litigation
As a participant in the financial services industry, the Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, NatWest and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out below, so far as the Group is aware, neither NatWest nor any member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings, which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group's financial position or profitability.

Unarranged overdraft charges
In common with other banks in the United Kingdom, RBS and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the "Charges"). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the "Regulations") or are unenforceable under the common law penalty doctrine (or both).

In July 2007, the Office of Fair Trading ("OFT") issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges.  The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. As a result of the court rulings made in the test case, the RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. The RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation
The ultimate parent company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

Notes
(continued)

Shareholder litigation
(continued)
The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on the Group's financial position or profitability in any particular period.

Notes
(continued)

9. Investigations
The RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group, its business, reputation, results of operations or the price of securities issued by it.

In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the RBS Group's control but could have an adverse impact on the Group's businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees
In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee ("MIF") arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Notes
(continued)

9. Investigations
(continued)

Multilateral interchange fees
(continued)
Visa's cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the "CAT") in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on the RBS Group's business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance ("PPI"), on 7 February 2007 the OFT referred the PPI market to the Competition Commission ("CC") for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the Competition Appeal Tribunal ("CAT"). On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. The CC's current Administrative Timetable is to publish a supplementary report by Summer 2010 and give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the FOS and many of these are being upheld by the FOS against the banks.

Notes
(continued)

9. Investigations
(continued)

Payment Protection Insurance
(continued)
In September 2009, the FSA issued a consultation paper on guidance on the fair assessment of PPI mis-selling complaints and, where necessary, the provision of an appropriate level of redress. The consultation also covers proposed rules requiring firms to re-assess (against the new guidance) all PPI mis-selling complaints received and rejected since 14 January 2005. A policy statement containing final guidance and rules is expected in early 2010. Separately, discussions continue between the FSA and the RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010.

Securitisation and collateralised debt obligation business
The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to cooperate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. The ultimate parent company and its subsidiaries are cooperating with these various investigations and requests.

Notes
(continued)

9. Investigations
(continued)

Other investigations
In the UK, the OFT has been investigating RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. The ultimate parent company and its subsidiaries are cooperating fully with the OFT's investigation.

In April 2009 the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the Group. The ultimate parent company and its subsidiaries are cooperating fully with this review and investigation.

In November 2009, the FSA informed RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of RBS Group's UK subsidiaries relating to compliance with UK money laundering regulations during the period from December 2007 to December 2008. The ultimate parent company and its subsidiaries are cooperating fully with this investigation.

In January 2010, the FSA informed RBS Group that it intended to commence an investigation into certain aspects of the handling of customer complaints. The scope of the proposed investigation (including which businesses and subsidiaries are affected) is not yet clear.
The ultimate parent company and its subsidiaries
intend to co-operate fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. The ultimate parent company and its subsidiaries are cooperating with these various requests for information and investigations.

Notes
(continued)

10. The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, will a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

11.
Related party transactions

Full details of the Group's related party transactions for the year ended 31 December 2009 are included in the Group's 2009 Annual Report and Accounts.

12. Subsequent events

On 25 March 2010, the RBS Group announced its intention to launch (i) an offer to exchange certain subordinated debt securities issued by Group members for new senior debt and (ii) tender offers in respect of certain preference shares, preferred securities and perpetual securities issued by Group members.  The RBS Group expects to announce the offers in early April and will seek shareholder approvals as required in coordination with the annual general meeting of The Royal Bank of Scotland Group plc scheduled to take place on 28 April 2010.

On 30 March 2010, the Office of Fair Trading announced that it had arrived at an early resolution agreement with the RBS Group by which the RBS Group will pay a fine of £29 million and admit a breach in competition law relating to the provision of loan products to professional services firms.

Notes
(continued)

13. Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 ('the Act').  The statutory accounts for the year ended 31 December 2009 will be filed with the Registrar of Companies. The auditors have reported on these accounts: their report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

14. Date of approval
The results for the year ended 31 December 2009 were approved by the Board of directors on 31 March 2010.

Contacts

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  31 March, 2010

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat